EXHIBIT 12

BAY VIEW CAPITAL CORPORATION
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	Year Ended
	9/30/01	9/30/00
Earnings:
Earnings (loss) before income tax expense	(163,801)	(249,368)
Add:
Interest on advances and other borrowings	46,681	97,336
Interest component of rental expense	1,626	1,943

Earnings before fixed charges excluding interest on customer deposits	(115,494)	(150,089)
Interest on customer deposits	114,065	128,868

Earnings before fixed charges	(1,429)	(21,221)

Fixed Charges:
Interest on advances and other borrowings	46,681	97,336
Interest component of rental expense	1,626	1,943

Fixed charges excluding interest on customer deposits	48,307	99,279
Interest on customer deposits	114,065	128,868
Total fixed charges	162,372	228,147

Ratio of earnings to fixed charges including interest on customer deposits	(0.01)	(0.09)
Ratio of earnings to fixed charges excluding interest on customer deposits	(2.39)	(1.51)